Filed by: Freedom Acquisition I Corp. This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Freedom Acquisition I Corp. Commission File Number: 001-40117 Date: May 23, 2023 First Quarter & Business Update May 23, 2023 ©2023 Complete Solaria 05/23/2023

Disclaimer This presentation may not be retained by you, and neither this presentation nor the information contained herein may be reproduced, redistributed or provided to any other person or published, in whole or in part, for any purpose, without the express and prior written consent of Complete Solaria, Inc. (“Complete Solaria”), and Freedom Acquisition I Corp. (“Freedom”). This presentation contains “forward-looking” statements about Complete Solaria and Freedom and their industries, and that involve substantial risks and uncertainties. All statements other than statements of historical facts, including statements regarding Complete Solaria and Freedom’s strategies, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Complete Solaria and Freedom have based applicable forward-looking statements largely on their current expectations, estimates, forecasts and projections about future events and financial trends that Complete Solaria and Freedom believe may affect their financial condition, results of operations, business strategy and financial needs. Although Complete Solaria and Freedom believe that they have a reasonable basis for each forward-looking statement contained in this presentation, Complete Solaria and Freedom cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, Complete Solaria and Freedom undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on forward- looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, initially filed by Freedom with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2023 (as may be amended and supplemented from time to time, “Registration Statement”) and in other documents filed by Freedom with the SEC. The financial, operational, industry and market projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Complete Solaria's and Freedom's control. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Complete Solaria and Freedom believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Complete Solaria's independent auditors have not studied, reviewed, completed or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wider variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial, operational, industry and market projections, estimates and targets, including assumptions, risks and uncertainties described in connection with “forward-looking” statements above. The inclusion of financial, operational, industry and market projections, estimates and targets in this presentation should not be regarded as an indication that Complete Solaria or Freedom, or their representatives, considered or consider such financial, operational, industry and market projections, estimates and targets to be a reliable prediction of future events. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Complete Solaria or Freedom, nor shall there be any sale of any securities of Complete Solaria or Freedom in any jurisdiction in which, or to any investor to whom, such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Freedom has filed the Registration Statement with the SEC, which contains a preliminary prospectus and proxy statement of Freedom, referred to as a proxy statement/prospectus. After the Registration Statement is declared effective, a final proxy statement/prospectus will be sent to all Freedom shareholders. Freedom will also file other documents regarding the proposed transaction with the SEC. Shareholders of Freedom are advised to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information. Shareholders can obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Freedom (when available) through the website maintained by the SEC at http://www.sec.gov or upon written request to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005. Freedom and Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Complete Solaria or Freedom and is not intended to form the basis of any investment decision in Complete Solaria or Freedom. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Complete Solaria or Freedom and the transactions contemplated in this presentation. 2 ©2023 Complete Solaria 05/23/2023

Disclaimer NEITHER THE SEC NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. This presentation contains information concerning Complete Solaria’s products, services and industry, including market information and growth rates of the markets in which Complete Solaria participates, that may be based on industry surveys and publications or other publicly available information, other third-party survey data and research reports. Such information involves assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Such modelling data is subject to change. Neither Complete Solaria nor Freedom has independently verified any third-party information. Similarly, any third-party survey data and research reports, while believed by the Complete Solaria to be reliable, may be based on limited sample sizes and have not been independently verified by Complete Solaria or Freedom. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Complete Solaria operates, and their future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. Such and other factors could cause results to differ materially from those expressed in any estimates made by independent parties and by Complete Solaria and Freedom. Neither Complete Solaria nor Freedom assumes any obligation to update the information in this presentation. Certain financial information and data contained in this presentation may be unaudited and may not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Complete Solaria or Freedom with the SEC. This presentation may contain “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Because not all companies use identical calculations, any presentations of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. Complete Solaria and Freedom, as applicable, own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Complete Solaria or Freedom, or an endorsement or sponsorship by or of Complete Solaria or Freedom. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that Complete Solaria or Freedom, as applicable, will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. All trademarks, names, logos, text, graphics, and other content that are the property of Complete Solaria or Freedom may not be used or reproduced without the express written consent of Complete Solaria or Freedom, as applicable. All rights reserved. 3 ©2023 Complete Solaria 05/23/2023

Today’s Agenda 1. Announcements Will Anderson, CEO 2. Differentiating Attributes of Complete Solaria Will Anderson, CEO 3. Near-term Profitability Brian Wuebbels, CFO 4. FACT Update Adam Gishen, CEO Freedom Acquisition 1 Corp. 5. Wrap-up and Q&A Will Anderson, CEO 4 ©2023 Complete Solaria 05/23/2023

Announcements ● Final steps towards closing deSPAC transaction ● Adjustments to revenue accounting ● New 2023 financial outlook ● Attractive valuation adjustment 5 ©2023 Complete Solaria 05/23/2023

Differentiating Attributes of Complete Solaria A unique offering that is outpacing the industry and overcoming short term macro hurdles ● Unique Offering ○ End to End Solution ○ Hardware, software, and project management ● High Growth in an uncapped Market ○ Projected to nearly double in 2023 vs industry forecast of 7% ● Resiliency ○ Growing in California Post-NEM2 ○ Agile response to rising interest rates ○ Growth in Europe ● Projected Near-term Profitability ○ Positive EBITDA and Net Income projected in Q4 6 ©2023 Complete Solaria 05/23/2023

Unique Offering Section II.a 7 ©2023 Complete Solaria 05/23/2023 7

Our Mission Provide innovative, end-to-end solar energy solutions and an exceptional customer experience. 8 ©2023 Complete Solaria 05/23/2023

Complete Solaria’s products, software, and model deliver better customer results An end-to-end customer experience Premium Solar Modules Software Solutions Sales Partners Finance Products Customers End-to-End Fulfillment Platform Install Network Long Term Cust. Support 9 ©2023 Complete Solaria 05/23/2023

Complete Solaria manages the entire value chain Bringing a unique model to the residential solar market Upstream Value Chain Downstream Value Chain Manufacturing Phase Deployment Phase Workflow Project Product Design Manufacturing Distribution Sales Installation Financing Automation &/or Sample Companies Development Specialty Software Complete Solaria Model Traditional Manufacturers Vertically Integrated Downstream Traditional Various National, Regional and Local Regional, Local Sales and Installers Installers Financing Platforms Software Platforms Legend: Internal capability Capability accessed by coordinating third parties Both internal capability and capability accessed by coordinating third parties Capability not offered 10 ©2023 Complete Solaria 05/23/2023

Achieving benefits of Complete Solar and Solaria integration

Significant revenue synergies expected to drive growth in 2H23



WASHINGTON 27
OREGON 12
IDAHO 11
MONTANA 7
NORTH DAKOTA
SOUTH DAKOTA 1
WYOMING 3
NEBRASKA 3
MINNESOTA 13
WISCONSIN 7
IOWA 7
MICHIGAN 6
CALIFORNIA 536
NEVADA 18
UTAH 51
COLORADO 59
KANSAS 7
MISSOURI 31
ILLINOIS 10
INDIANA 7
OHIO 12
PENNSYLVANIA 16
NEW YORK 41 42 40
MAINE 11
KENTUCKY 1 9
WEST VIRGINIA 4
VIRGINIA 19
NORTH CAROLINA 24
TENNESSEE
ARIZONA 26
NEW MEXICO 17
OKLAHOMA 4
ARKANSAS 1
TEXAS 85
LOUISIANA 4
MISSISSIPPI
ALABAMA
GEORGIA 9
SOUTH CAROLINA 29
FLORIDA 83
ALASKA 3
13



5
1
1
1
23
39
5
11
2
21
61
163
1
2

2023 Complete Solar Footprint

2023 Solaria Pro Partners (1,343)

Complete Solaria Growth Initiatives:

Bundle Solaria panels with software, services, and financing to increase Pro Partner share of wallet

Attract national sales partnerships and leverage Pro Partners for construction services

Expand foothold in important European markets

11

©2023 Complete Solaria

05/23/2023

High Growth in an Uncapped Market Section II.b 12 ©2023 Complete Solaria 05/23/2023 12

Quarterly revenue growth accelerated in Q1 Complete Solaria Y/Y Revenue Management Commentary • Revenue ramp is accelerating 45 • 30% increase vs same prior-year period 40 • 30% vs 12% YoY (Q1 vs Q4) 35 $8.9 $3.7 • Q1 QoQ growth overcomes traditional 30 downturn seasonality $38.2 25 20 $34.1 $29.3 15 $30.4 10 5 0 Q4’ 22 Q1’ 22* Q1’ 23 Q4’ 21* 13 *unaudited pro forma financial information, assuming the acquisition by Complete Solar Holding Corporation of The Solaria Corporation, which was consummated on 11/4/2022 ©2023 Complete Solaria 05/23/2023 Revenue ($M)

Expanding systems revenue to new geographies aided by Solaria merger While the rest of the industry flattens, geographic expansion expected to drive Complete Solaria growth ● Launched in NH in Q2 ○ $2M bookings expected in first month ● Expanding small commercial systems partnership with national retailer ○ Existing markets ○ Starting projects in Ohio and New Mexico 14 ©2023 Complete Solaria 05/23/2023

Resiliency Section II.c 15 ©2023 Complete Solaria 05/23/2023 15

We are taking market share in California California new bookings growth trajectory back on track post NEM2 Management Commentary • Spike in CA activity before NEM 2 Series 1 NEM2 Deadline Deadline 4,000,000 • Post-NEM 2 already back on track 3,500,000 3,000,000 • Q1 Originations 40% higher YoY 2,500,000 2,000,000 1,500,000 1,000,000 500,000 Christmas Thanksgiving 0 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 2 4 6 8 10 12 14 16 18 20 22 2022 2023 16 ©2023 Complete Solaria 05/23/2023 Weekly New Bookings in $

Our finance products provide flexibility in high interest rate environment Shift to PPAs as loans become more expensive Origination Mix: Q1’23 Management Commentary Origination Mix: Q4’22 12% 17% ● Complete Solaria offers wide range of financing options 33% ● PPA popularity increased as 44% interest rates climbed ● Volume of loan deals decreased to 39% Q4 to Q1 55% 39% ● Home Solar remains a better option than buying power from utilities Loan PPA Cash Loan PPA Cash 17 ©2023 Complete Solaria 05/23/2023

… and we’re buffered by growth in Europe Series 1 European Revenue 2022 vs Expected 2023 ▪ Strong demand in Europe is creating orders and significant growth opportunities ▪ Establishing permanent operations center in Germany ▪ 150% revenue growth YoY 40 MW $15 M 12 MW $6 M Revenue MW Revenue MW 2022 2023E 18 ©2023 Complete Solaria 05/23/2023

Healthy backlog of contracted projects supports revenue plan ▪ $57M of backlog identified in 2023 $215.7M ▪ $38.2M of revenue in Q1 68 Revenue & Backlog ▪ Add $120M revenue from core businesses System Sales New Initiatives 82 28 Revenue & Backlog Module Sales New Initiatives 38 19 ©2023 Complete Solaria 05/23/2023

Domestic panel production taking advantage of IRA incentives Section 45X Advance Production Manufacturing Credit ● 30% investment credit up to $10B ● Complete Solaria in strong position to win an allocation ○ One of a very small set of domestic manufacturers ○ Uniquely focused on the residential market ○ Uniquely vertically integrated Domestic production strategy ● Joint Venture or Sourcing Agreement with Potential Strategic Partner ○ Offering up to a $0.03 per watt savings over the current supply chain ○ $30M in savings per 1 GW of solar produced at a US plant with overseas cell supply 20 ©2023 Complete Solaria 05/23/2023

Near-term Profitability Section III 21 ©2023 Complete Solaria 05/23/2023 21

Q1 Non-GAAP Performance Complete Solaria Performance vs. Investor Plan Management Commentary Revenue Non-GAAP Gross Margin • Sales of $38.2M 45 40 $2.8 • GM% @ 18% 35 • Low-price liquidation of prior- 30 gen modules • Systems BOM costs remained 25 $41.0 high 20 $38.2 • Labor inefficiencies due to 15 low scale in new markets $6.3 10 $13.2 5 $6.9 0 Q1’23 Q1’23 Q1’23 Q1’23 Investor Actuals Investor Actuals 22 Plan Plan ©2023 Complete Solaria 05/23/2023 ($M)

Forecasted Path to Profitability

Q1 to Q4 2023 Non-GAAP Net Income Bridge



($12M)
$5M
$4M
$3M
($2M)
$3M
$0M
Q1'23
Volume
Systems Costs
Module Costs
Opex
Interest Expense
Q4'23

Projected FY23 Improvements

- Sales of $80.0M in Q4, up 100% vs. Q1
- Systems BOM cost reductions from lower module & components costs
- Greater Modules margins driven by next gen PowerX+ and Power XT products
- Opex investment to support sales growth
- Refinance subsidiary debt post-deSPAC

See reconciliation of non-GAAP to GAAP financial measures on slide 31

©2023 Complete Solaria

05/23/2023
23

Complete Solaria 2023 Forecast Outlook Revenue • Sales up 90% vs. FY22 • Systems growth fueled by new markets • Modules reflect current market Gross Margin • Q2 return to historic averages in Systems business • Growth in margins driven by cost reductions and scale benefits Net Income • Subsidiary debt refinancing • Break-even in Q4 24 ©2023 Complete Solaria 05/23/2023

FACT Update Section IV 25 ©2023 Complete Solaria 05/23/2023 25

Public Comparables Valuation at Announcement vs. Today Since announcement, peer share prices have decreased ~26% on average 1 Complete Solaria has lowered its pre-money equity value from $450mm to $225mm Downstream Companies Upstream Companies Change in share price since (59.0%) (34.7%) (49.0%) (43.7%) (36.9%) 27.8% 16.4% announcement: 13.7x 11.3x 9.7x 7.7x 6.8x EV/23E Revenue: 5.5x 4.2x 3.4x 2.8x 2.3x 2.1x 1.2x 1.0x 0.7x At Announcement Current Valuation 26 Source: FactSet Note: Market data as of 5/22/2023, At announcement data as of 9/28/2022 ©2023 Complete Solaria 05/23/2023 1. In light of this updated valuation, Freedom and Complete Solaria intend to correspondingly amend the valuation reflected in their business combination agreement

Transaction Overview

Sources & Uses

($in millions)

Sources:	
Rolled Equity from Existing Investors	$225
SPAC Cash [1]	70
Convertible Notes [2]	40
Total Sources	**$335**
Uses:	
Rolled Equity from Existing Investors	$225
Cancellation of RMRLT Investment in Solaria	7
Cash to Balance Sheet	90
Estimated Transaction Fees	13
Total Uses	**$335**

Illustrative Pro Forma Capitalization

($ in millions, except share price)

Share Price at Close	$10.00
Pro Forma Shares Outstanding [3]	43.6
Pro Forma Equity Value	**$436**
(+) Debt Outstanding	34
(-) Cash to Balance Sheet	(90)
Pro Forma Total Enterprise Value	**$380**
Operating Metrics:	
FY2023E Revenue	$235
FY2024E Revenue	412
NTM (Q2 2023 - Q1 2024) Revenue	289
Valuation Metrics:	
Enterprise Value / FY2023E Revenue	1.6x
Enterprise Value / FY2024E Revenue	0. 9x
NTM Revenue	1.3x

Illustrative Pro Forma Ownership



Target Rolled Equity
Convertible Notes[2]
SPAC sponsor[4]
SPAC Public Shareholders[5]
51.6%
14.1%
11.1%
23.2%

$380 million
Pro Forma
Enterprise Value

1.6x / 0.9x / 1.3x
2023E / 2024E / NTM
Revenue

FACT Sponsor has Committed to Transfer Sponsor Shares for New Investors who Commit Capital to the Transaction, Lowering their Effective Entry Multiple

1. Assumes 37.7% redemptions
2. Proceeds from Convertible Notes received prior to Closing. Convertible Note balance includes the assumption of $6.7 million of RMRLT investment in Solaria. Represents cancellation of $90.3 million of RMRLT's investment in Solaria
3. Excludes warrants
4. Includes 1.15 million Class B shares that will be transferred to Polar Multi-Strategy Master Fund and Brener International Group
5. Includes available sponsor shares for PIPE and non-redemption agreements

©2023 Complete Solaria
05/23/2023 27

Wrap-Up & Q&A Section V 28 ©2023 Complete Solaria 05/23/2023 28

Solaria Featured in NAHB New American Home 2023 Q&A 29 ©2023 Complete Solaria 05/23/2023

Appendix ©2023 Complete Solaria 05/23/2023

Complete Solaria GAAP to Non-GAAP Bridge 31 ©2023 Complete Solaria 05/23/2023

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This communication relates to proposed transactions involving Complete Solaria and Freedom. Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria.

INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.